miax®

April 3, 2023

Jeannette Jackson
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Miami International Securities Exchange, LLC ("MIAX")
Amendment 2023-4 to Form 1 Application

Dear Ms. Jackson:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2023-4 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit C – Updated officers for Miami International Holdings, Inc., MIAX Emerald, LLC, and MIAX Futures, LLC; updated officers and directors for MIAX PEARL, LLC; new subsidiary (MIH East Holdings, Limited)

Exhibit J – Updated officers and director term of office

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 04/03/23	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

23007474

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
Miami International Securities Exchange, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: April 3, 2023

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2023.

Based upon relief from Commission Staff and difficulties arising from COVID-19,
Miami International Securities Exchange, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, MIAX Emerald, LLC, MIAX Futures, LLC, MIAX Products, LLC, The Bermuda Stock Exchange, Dorman Trading, LLC, M 7 Holdings, LLC, MIH East Holdings, Limited, and M 402 Holdings, LLC, the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC. MIAX Futures, LLC is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC. Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Mark G. Bagan	Executive Vice President – US Futures Strategy
Harish Jayabalan	Executive Vice President –Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel

Name	Title
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Kateryna Brezitska	Vice President – Equities Planning and Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Kaitlin Meyer	Vice President – Marketing and Sales
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President –Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Matt Leisen	Assistant Vice President – Counsel
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

The following persons are the officers of MIAX PEARL, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Kateryna Brezitska	Vice President – Equities Planning and Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Kaitlin Meyer	Vice President – Marketing and Sales

Name	Title
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti

Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Committees of MIAX PEARL, LLC

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Emerald, LLC</u>

The following persons are the officers of MIAX Emerald, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer

Name	Title
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President – Controller
Kateryna Brezitska	Vice President – Equities Planning and Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Kaitlin Meyer	Vice President – Marketing and Sales
Ronald Miller	Vice President – Compliance
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

<u>Directors of MIAX Emerald, LLC</u>

The following persons are the directors of MIAX Emerald, LLC:

Name
Thomas P. Gallagher
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

<u>Committees of MIAX Emerald, LLC</u>

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Technologies, LLC</u>

The following persons are the officers of Miami International Technologies, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

<u>Directors of Miami International Technologies, LLC</u>

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX FUTURES, LLC

1. *Name*: MIAX Futures, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated March 10, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated March 10, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures, LLC

The following persons are the officers of MIAX Futures, LLC:

Name	Title
Thomas P. Gallagher	Chairman
Joseph W. Ferraro III	President
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Thomas Jarck	Vice President – Proprietary Product Development

Directors of MIAX Futures, LLC

The following persons are the directors of MIAX Futures, LLC:

Name
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

The following persons are the officers of The Bermuda Stock Exchange:

Name	**Title**
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

The following persons are the council of The Bermuda Stock Exchange:

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Susan Monkman
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Council (Directors) of BSD Nominee Limited

The following persons are the council of BSD Nominee Limited:

Council
Gregory A. Wojciechowski
James McKirdy

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: M 402 Holdings, LLC ("M 402") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated July 30, 2020 and By-Laws dated July 30, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

The following persons are the officers of M 402 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

The following persons are the directors of M 402 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Bylaws dated December 4, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Minneapolis Grain Exchange, LLC

The following persons are the officers of Minneapolis Grain Exchange, LLC:

Name	Title
Mark G. Bagan	President & Chief Executive Officer
Layne G. Carlson	Treasurer, Secretary, Chief Compliance Officer & Chief Regulatory Officer
James D. Facente, Jr.	Director & Chief Risk Officer – Clearing & IT

Directors of Minneapolis Grain Exchange, LLC

The following persons are the directors of Minneapolis Grain Exchange, LLC:

Name
Thomas P. Gallagher, Chair
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Christopher T. Matzdorf
Kerry L. Melius
Murray Stahl

Standing Committees of Minneapolis Grain Exchange, LLC

Executive Committee
Thomas P. Gallagher, Chairperson
Kerry L. Melius, First Vice Chairperson
Bradley Griffith
Murray Stahl
Mark G. Bagan*

Audit Committee
Thomas P. Gallagher, Chairperson
Mark G. Bagan
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith

Nominations Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Michael V. Dunn
Thomas P. Gallagher
Christopher T. Matzdorf
Mark G. Bagan*

Regulatory Oversight Committee
De'Ana H. Dow, Chairperson
Michael V. Dunn
Bradley Griffith
Thomas P. Gallagher*
Mark G. Bagan*

Risk Management Committee
Bradley Griffith, Chairperson
De'Ana H. Dow
Thomas P. Gallagher*
Mark G. Bagan*

* Ex officio committee member

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. MIAX Global, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

The following persons are the officers of MIAX Global, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX Products, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

The following persons are the officers of MIAX Products, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

The following persons are the directors of MIAX Products, LLC:

Name
Thomas P. Gallagher

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

L. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC.

The following persons are the officers of Dorman Trading, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer

Name	Title
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

The following persons are the directors of Dorman Trading, LLC:

Name
Thomas P. Gallagher (Chairman)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: M 7 Holdings, LLC ("M 7") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 7 is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement and By-Laws dated December 9, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 7 Holdings, LLC</u>

The following persons are the officers of M 7 Holdings, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 7 Holdings, LLC</u>

The following persons are the directors of M 7 Holdings, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIH EAST HOLDINGS, LIMITED

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIH East Holdings, Limited</u>

The following persons are the officers of MIH East Holdings, Limited:

Name	Title
Thomas P. Gallagher	Executive Officer
Lance Emmons	Chief Financial Officer

<u>Directors of MIH East Holdings, Limited</u>

The following persons are the directors of MIH East Holdings, Limited:

Name
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: MIAX Futures, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: Sponsor of certain exchange-traded products. ConvexityShares, LLC is a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA).

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

The following are the managers of ConvexityShares, LLC:

Name
MIAX Futures, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

The following persons are the officers of ConvexityShares, LLC:

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

<u>Exhibit Request</u>:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Response</u>:

1. **<u>Officers of Miami International Securities Exchange, LLC</u>**

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure

Name	Title
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Charles Blades	Vice President - Controller
Kateryna Brezitska	Vice President – Equities Planning and Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Thomas Jarck	Vice President – Proprietary Product Development
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Kaitlin Meyer	Vice President – Marketing and Sales
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Vinay Rao	Vice President – Trading Systems Development
Siddharth Sahoo	Vice President – Trading Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **<u>Directors of Miami International Securities Exchange, LLC</u>**

The following persons are the directors and Board observers of the Exchange:

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Joseph Sellitto	Industry/ERP	So long as qualified under Equity Rights Program	President and CEO – Global Execution Brokers, LP
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2024	Attorney
Robert P. Castrignano	Industry	Class II – 2024	Managing Director – Piper Sandler
John DiBacco, Jr.	Industry	Class II – 2024	Head of Credit Trading – Chicago Trading Company
John A. Kinahan	Industry/Member Representative	Class II – 2024	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent	Class II – 2024	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Michael P. Ameen	Non-Industry/ Independent	Class III – 2025	Executive Vice President and Chief Financial Officer – Rheo Vest, LLC
Marianne Deane	Non-Industry/ Independent	Class III – 2025	Community Volunteer
Kurt M. Eckert	Industry/Member Representative	Class III – 2025	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2025	Vice President of the Maxwell Place Condominium Association

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Paul Jiganti	Industry/Member Representative	Class III – 2025	Managing Director of Business Development and Market Structure Strategy – IMC Financial Markets
Robert D. Prunetti	Non-Industry	Class III – 2025	President – Phoenix Ventures, LLC
David Dooman	Industry/Member Representative	Class I – 2026	Managing Director – Dash Financial Technologies
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2026	Attorney (Retired)
William V. Looney, Jr.	Industry	Class I – 2026	Managing Director – Global Head of Business Development – X-Change Financial Access, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2026	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent	Class I – 2026	President and Chief Executive Officer – The Teekell Company, Inc.
OBSERVERS			
Lawrence Tanzman	Industry	So long as qualified under Equity Rights Program	Head of CES Options Routing – Citadel Securities

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Michael P. Ameen	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent
Robert D. Prunetti	Non-Industry
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Kurt M. Eckert	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Robert Castrignano	Industry
Marianne Deane	Non-Industry/Independent
David Dooman	Industry/Member Representative
Kurt M. Eckert	Industry/Member Representative
John A. Kinahan	Industry/Member Representative
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent
J. Gray Teekell	Non-Industry/Independent

CERTIFICATE OF INCORPORATION
OF A
PRIVATE LIMITED COMPANY

Company Number **14743185**

The Registrar of Companies for England and Wales, hereby certifies that

MIH EAST HOLDINGS, LIMITED

is this day incorporated under the Companies Act 2006 as a private company, that the company is limited by shares, and the situation of its registered office is in England and Wales.

Given at Companies House, Cardiff, on **20th March 2023**.

The above information was communicated by electronic means and authenticated by the Registrar of Companies under section 1115 of the Companies Act 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

COMPANY HAVING A SHARE CAPITAL

Memorandum of Association of

MIH EAST HOLDINGS, LIMITED

Each subscriber to this memorandum of association wishes to form a company under the Companies Act 2006 and agrees to become a member of the company and to take at least one share.

Name of each subscriber	Authentication
MIAMI INTERNATIONAL HOLDINGS, INC.	Authenticated Electronically

Dated: 20/03/2023

WE HEREBY CERTIFY THAT THIS IS
A TRUE COPY OF THE ORIGINAL

Reed Smith LLP

REED SMITH LLP
DATED 29.03.2023

The Companies Act 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MIH EAST HOLDINGS, LIMITED

Reed Smith LLP
Ref: Corporate Services
The Broadgate Tower, 20 Primrose Street
London
EC2A 2RS

Tel: +44 (0)20 3116 3000
Fax: +44 (0)20 3116 3999

THE COMPANIES ACT 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

MIH EAST HOLDINGS, LIMITED

PART 1
INTERPRETATION AND LIMITATION OF LIABILITY

1 PRELIMINARY

1.1 The following regulations constitute the Articles of Association of the company and the **'relevant model articles'** (as defined in section 20(2) of the Companies Act 2006) shall not apply to the company.

1.2 In the Articles the headings are for convenience only and shall be ignored in construing the meaning of the Articles.

2 DEFINED TERMS

2.1 In the Articles, unless the context requires otherwise -

'Articles' means the company's Articles of Association;

'bankruptcy' includes individual insolvency proceedings in a jurisdiction other than England and Wales or Northern Ireland which have an effect similar to that of bankruptcy;

'chairman' has the meaning given in Article 13;

'chairman of the meeting' has the meaning given in Article 56;

'Companies Acts' means the Companies Acts (as defined in section 2 of the Companies Act 2006), in so far as they apply to the company;

'director' means a director of the company, and includes any person occupying the position of director, by whatever name called;

'distribution recipient' has the meaning given in Article 47;

'document' includes, unless otherwise specified, any document sent or supplied in electronic form;

'electronic form' has the meaning given in section 1168 of the Companies Act 2006;

'fully paid' in relation to a share, means that the nominal value and any premium to be paid to the company in respect of that share have been paid to the company;

'hard copy form' has the meaning given in section 1168 of the Companies Act 2006;

'holder' in relation to shares means the person whose name is entered in the register of members as the holder of the shares;

'instrument' means a document in hard copy form;

'ordinary resolution' has the meaning given in section 282 of the Companies Act 2006;

'paid' means paid or credited as paid;

'participate', in relation to a directors' meeting, has the meaning given in Article 11;

'proxy notice' has the meaning given in Article 62;

'shareholder' means a person who is the holder of a share;

'shares' means shares in the company;

'special resolution' has the meaning given in section 283 of the Companies Act 2006;

'subsidiary' has the meaning given in section 1159 of the Companies Act 2006;

'transmittee' means a person entitled to a share by reason of the death or bankruptcy of a shareholder or otherwise by operation of law; and

'writing' means the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether sent or supplied in electronic form or otherwise.

Unless the context otherwise requires, other words or expressions contained in these Articles bear the same meaning as in the Companies Act 2006 as in force on the date when these Articles become binding on the company.

3 LIABILITY OF MEMBERS

3.1 The liability of the members is limited to the amount, if any, unpaid on the shares held by them.

PART 2
DIRECTORS

DIRECTORS' POWERS AND RESPONSIBILITIES

4 DIRECTORS' GENERAL AUTHORITY

4.1 Subject to the Articles, the directors are responsible for the management of the company's business, for which purpose they may exercise all the powers of the company.

4.2 Without the need for a special resolution of the company, the directors may decide at any time to change the name of the company; and where the directors decide to change the name, they shall procure that all requisite actions are taken to effect that decision with the Registrar of Companies.

5 SHAREHOLDERS' RESERVE POWER

5.1 The shareholders may, by special resolution, direct the directors to take, or refrain from taking, specified action.

5.2 No such special resolution invalidates anything which the directors have done before the passing of the resolution.

6 DIRECTORS MAY DELEGATE

6.1 Subject to the Articles, the directors may delegate any of the powers which are conferred on them under the Articles -

(a) to such person or committee;

(b) by such means (including by power of attorney);

(c) to such an extent;

(d) in relation to such matters or territories; and

(e) on such terms and conditions

as they think fit.

6.2 If the directors so specify, any such delegation may authorise further delegation of the directors' powers by any person to whom they are delegated.

6.3 The directors may revoke any delegation in whole or part, or alter its terms and conditions.

7 COMMITTEES

7.1 Committees to which the directors delegate any of their powers must follow procedures which are based as far as they are applicable on those provisions of the Articles which govern the taking of decisions by directors.

7.2 The directors may make rules of procedure for all or any committees, which prevail over rules derived from the Articles if they are not consistent with them.

DECISION-MAKING BY DIRECTORS

8 DIRECTORS TO TAKE DECISIONS COLLECTIVELY

8.1 The general rule about decision-making by directors is that any decision of the directors must be either a majority decision at a meeting or a unanimous decision under Article 9.

8.2 If the Company only has one director for the time being, the general rule does not apply and the director may, for as long as he remains the sole director, take decisions without regard to any of the provisions of the Articles relating to directors' decision-making (except for his duty to keep records of such decisions under Article 18). For the avoidance of doubt, if the Company only has one director, nothing in the Articles requires it to have more than one director.

9 UNANIMOUS DECISIONS

9.1 A unanimous decision taken under this Article must take the form of a resolution in writing, where each eligible director has signed one or more copies of it.

9.2 References in this Article to eligible directors are to directors who would have been entitled to vote on the matter had it been proposed as a resolution at a directors' meeting.

10 CALLING A DIRECTORS' MEETING

10.1 Any director may call a directors' meeting by giving notice of the meeting to the directors or by authorising the company secretary (if any) to give such notice.

10.2 Notice of any directors' meeting must indicate -

(a) its proposed date and time;

(b) where it is to take place; and

(c) if it is anticipated that directors participating in the meeting will not be in the same place, how it is proposed that they should communicate with each other during the meeting.

10.3 Notice of a directors' meeting must be given to each director but need not be in writing.

10.4 Notice of a directors' meeting need not be given to directors who waive their entitlement to notice of that meeting, by giving notice to that effect to the company before or after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.

11 PARTICIPATION IN DIRECTORS' MEETINGS

11.1 Subject to the Articles, directors participate in a directors' meeting, or part of a directors' meeting, when –

(a) the meeting has been called and takes place in accordance with the Articles; and

(b) they can each communicate to the others any information or opinions they have on any particular item of the business of the meeting.

11.2 In determining whether directors are participating in a directors' meeting, it is irrelevant where any director is or how they communicate with each other.

11.3 If all the directors participating in a meeting are not in the same place, they may decide that the meeting is to be treated as taking place wherever any of them is.

12 QUORUM FOR DIRECTORS' MEETINGS

12.1 At a directors' meeting, unless a quorum is participating, no proposal is to be voted on except a proposal to call another meeting.

12.2 The quorum for directors' meetings may be fixed from time to time by a decision of the directors. The quorum must never be less than two, and unless otherwise fixed it is two, except where there is only one director in office for the time being, in which case that director shall form a quorum.

12.3 If the total number of directors for the time being is greater than one but less than the quorum fixed, the directors must not take any decision other than a decision:

(a) to appoint further directors; or
(b) to call a general meeting so as to enable the shareholders to appoint further directors.

12.4 For the purposes of any meeting held to authorise a director's conflict of interests in accordance with Article 16, if there is only one director in office other than the conflicted director or directors, then the quorum for the meeting shall be one director entitled to vote on the matter in question.

13 CHAIRING OF DIRECTORS' MEETINGS

13.1 The directors may appoint a director to chair their meetings.

13.2 The person so appointed for the time being is known as the chairman.

13.3 The directors may terminate the chairman's appointment at any time.

13.4 If the chairman is not participating in a directors' meeting within ten minutes of the time at which it was to start, the participating directors must appoint one of themselves to chair it.

14 CASTING VOTE

14.1 If the numbers of votes for and against a proposal are equal, the chairman or other director chairing the meeting has a casting vote.

14.2 Article 14.1 does not apply if, in accordance with the articles, the chairman or other director is not to be counted as participating in the decision-making process for quorum or voting purposes.

15 DIRECTORS' APPOINTMENTS AND INTERESTS

15.1 A director may -

(a) be a party to, or otherwise directly or indirectly interested in, any transaction or arrangement with the company or in which the company is otherwise interested; and

(b) be a director or other officer of, or employed by, or provide services (directly himself or through his firm including in a professional capacity), or a party to any transaction or arrangement with, or otherwise directly or indirectly interested in, any body corporate in which the company is interested,

and where a proposed decision of the directors is concerned with such a transaction, arrangement, office, employment or other matter, that director may be counted as participating in the decision making process for quorum and voting purposes.

15.2 Article 15.1 is subject to the relevant director making a declaration of the nature and extent of his interest in accordance with this Article 15 and with sections 177 and 184 to 187 of the Companies Act 2006.

15.3 The following shall not be treated as an **'interest'** -

(a) an interest of which a director is not aware and of which it is unreasonable to expect him to be aware, or an interest in a transaction or arrangement of which he is not aware and of which it is unreasonable to expect him to be aware;

(b) an interest of which the other directors are aware, or ought reasonably be aware, to the extent they are or ought reasonably to be aware of such interest;

(c) an interest which cannot reasonably be regarded as giving rise to a conflict of interest; and

(d) an interest if, or to the extent that, that interest contains terms of his service contract which have been, or are to be, considered by a meeting of the directors or a duly appointed committee of the directors.

16 DIRECTORS' POWERS TO AUTHORISE CONFLICTS OF INTEREST

16.1 The directors may authorise, to the fullest extent permitted by law, any matter or situation which would (if not so authorised) result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and which may reasonably be regarded as likely to give rise to a conflict of interests.

16.2 Any authorisation given by the directors under Article 16.1 may (whether at the time it is given or subsequently) –

(a) extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter or situation authorised; and

(b) be subject to any terms and conditions which the directors consider appropriate;

and the directors may at any time vary or terminate such authorisation (but no variation or termination will affect anything done by the director prior to such variation or termination in accordance with the then terms of the authorisation).

16.3 A decision to authorise any matter or situation under Article 16.1 may be made either at a meeting of the directors or by unanimous decision of those directors entitled to vote on the matter; but the decision will only be effective if -

(a) the quorum for any meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(b) the matter is agreed to without any interested director voting, or would have been agreed to no interested directors' votes had not been counted.

16.4 The provisions of this Article 16 shall not apply to any conflict of interest arising in relation to a transaction or arrangement between a director and the company. Article 15 above shall apply to directors' interests in any such transactions or arrangements.

17 MANAGEMENT OF DIRECTORS' CONFLICTS

17.1 Where the directors have authorised any matter or situation under Article 16.1, or where a matter is authorised by Article 15, the directors may, at the time of such authorisation or subsequently, provide (without limitation) that an interested director –

(a) is excluded from discussions (whether at directors' meetings or otherwise) related to the matter;

(b) is not given any documents or other information relating to the matter; or

(c) both for quorum purposes and for voting purposes may or may not be counted or vote at any future directors' meeting in relation to the matter.

17.2 Where the directors have authorised any matter or situation under Article 16.1, or where a matter falls within Article 15 (subject to a director making a declaration of the nature or extent of his interest in an office, employment, transaction or arrangement in accordance with the Companies Acts), then an interested director -

(a) will not be required to disclose to the company, or use for the benefit of the company, any confidential information relating to the matter or situation if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter or situation;

(b) may absent himself from directors' meetings at which the matter or situation may be discussed; and

(c) may make such arrangements as he thinks fit not to receive documents and information in relation to the matter or situation, or for such documents and information to be received and read by a professional adviser on behalf of that director.

17.3 Article 17.2 does not limit any existing law or equitable principle which may excuse the director from disclosing information in circumstances where disclosure would otherwise be required, or from attending meetings or receiving and reading documents in circumstances where such actions would otherwise be required.

17.4 Where the directors authorise a matter or situation under Article 16.1, or where a matter falls within Article 15, then an interested director -

(a) will be obliged to conduct himself in accordance with any terms and conditions imposed by the directors in relation to the matter or situation; and

(b) will not infringe any duty he owes to the company under sections 171 to 177 of the Companies Act 2006 if he complies with any terms, limits and conditions (if any) imposed by the directors in relation to the authorisation and, where relevant, makes any disclosure required under the Companies Acts.

17.5 In relation to any matter or situation which has been authorised under Article 16.1, or where a matter involves a transaction or arrangement which falls within Article 15 (subject to a director making a declaration of the nature or extent of his interest in an office, employment, transaction or arrangement in accordance with the Companies Acts) –

(a) an interested director will not be accountable to the company for any benefit conferred on him (or persons connected with him) in connection with or which he otherwise derives from that matter or situation;

(b) the receipt of such a benefit shall not constitute a breach of his duty under section 176 of the Companies Act 2006; and

(c) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

18 RECORDS OF DECISIONS TO BE KEPT

18.1 The directors must ensure that the company keeps a record, in writing, for at least ten years from the date of the decision recorded, of every unanimous or majority decision taken by the directors, and every decision of a sole director.

19 DIRECTORS' DISCRETION TO MAKE FURTHER RULES

19.1 Subject to the Articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

APPOINTMENT OF DIRECTORS

20 METHODS OF APPOINTING DIRECTORS

20.1 Any person who is willing to act as a director, and is permitted by law to do so, may be appointed to be a director -

(a) by ordinary resolution;

(b) by a decision of the directors; or

(c) in accordance with Article 20.4.

20.2 In any case where, as a result of death or bankruptcy, the company has no shareholders and no directors, the transmittee of the last shareholder to have died or to have had a bankruptcy order made against him will have the right, by notice in writing, to appoint a person to be a director.

20.3 For the purposes of Article 20.2, where two or more shareholders die in circumstances rendering it uncertain who was the last to die, a younger shareholder is deemed to have survived an older shareholder.

20.4 Any member or members from time to time holding shares carrying a majority of the voting rights in the company may at any time -

(a) appoint any person willing to act (and who is permitted by law to do so) to be a director either as an additional director or to fill a vacancy; and

(b) remove from office any director however appointed.

20.5 Any appointment or removal under Article 20.4 must be made by notice in writing to the company executed by or on behalf of the relevant member or each of the relevant members. Any notice of the appointment or removal of a director under Article 20.4 will take effect when it is delivered to the company's registered office or is produced at a directors' meeting.

20.6 Any removal of a director under Article 20.4 will be deemed to be an act of the company (and no-one else) and will be without prejudice to any claim which a director may have under any contract between him and the company. The power of removal of a director from office conferred by Article 20.4 is in addition to that conferred by the Companies Act 2006 to the intent that sections 168 and 169 of the Companies Act 2006 shall not apply to a removal under Article 20.4.

21 **TERMINATION OF DIRECTORS' APPOINTMENT**

21.1 A person ceases to be a director as soon as -

(a) that person ceases to be a director by virtue of any provision of the Companies Act 2006 or is prohibited from being a director by law;

(b) a bankruptcy order is made against that person;

(c) a composition is made with that person's creditors generally in satisfaction of that person's debts;

(d) a registered medical practitioner who is treating that person gives a written opinion to the company stating that that person has become physically or mentally incapable of acting as a director and may remain so for more than three months;

(e) notification is received by the company from the director that the director is resigning from office, and such resignation has taken effect in accordance with its terms; or

(f) that person is removed from office under Article 20.4.

22 **DIRECTORS' REMUNERATION**

22.1 Directors may undertake any services for the company that the directors decide.

22.2 Directors are entitled to such remuneration as the directors determine -

(a) for their services to the company as directors, and

(b) for any other service which they undertake for the company.

22.3 Subject to the Articles, a director's remuneration may -

(a) take any form; and

(b) include any arrangements in connection with the payment of a pension, allowance or gratuity, or any death, sickness or disability benefits, to or in respect of that director.

22.4 Unless the directors decide otherwise, directors' remuneration accrues from day to day.

22.5 Unless the directors decide otherwise, directors are not accountable to the company for any remuneration which they receive as directors or other officers or employees of the company's subsidiaries or of any other body corporate in which the company is interested.

22.6 Where a director is appointed to office as chairman, as managing director or as the holder of an executive position, that appointment will terminate immediately upon him ceasing (for whatever reason) to be a director. Termination of a director's executive appointment under this Article 22.6 will be without prejudice to any claim for damages for breach of the director's contract of service with the company.

23 DIRECTORS' EXPENSES

23.1 The company may pay any reasonable expenses which the directors, alternate directors and the company secretary (if any) properly incur in connection with their attendance at -

(a) meetings of directors or committees of directors;

(b) general meetings; or

(c) separate meetings of the holders of any class of shares or of debentures of the company,

or otherwise in connection with the exercise of their powers and the discharge of their responsibilities in relation to the company.

24 ALTERNATE DIRECTORS

24.1 Any director (the **'appointor'**) may appoint as an alternate any other director, or any other person approved by resolution of the directors, to -

(a) exercise the appointor's powers; and

(b) carry out the appointor's responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointor and the appointor may, at any time, remove any alternate appointed by him.

24.2 Any appointment or removal of an alternate must be effected by notice in writing to the company signed by the appointor, or in any other manner approved by the directors, and that notice must -

(a) identify the proposed alternate; and

(b) in the case of a notice of appointment, contain a statement signed by the proposed alternate that the proposed alternate is willing to act as the alternate of the director giving the notice.

24.3 In the absence of his appointor, an alternate director has the same rights, in relation to any directors' meeting or unanimous decision of the directors, as the appointor.

24.4 Except where the Articles specify otherwise, an alternate director -

(a) is deemed for all purposes to be a director;

(b) is liable for his own acts and omissions;

(c) is subject to the same restrictions as the appointor; and

(d) shall not be deemed to be the agent of or for the appointor.

24.5 An alternate director may act as alternate to more than one director, and on any decision of the directors will have a separate vote for each of his appointors, and where an alternate director is also a director, any vote he exercises on behalf of the appointor will be in addition to his own vote (if any) on any decision of the directors (provided that the appointor is an eligible director in relation to that decision).

24.6 An alternate director may be counted for the purposes of determining whether a quorum is participating at a directors' meeting (but only if that person's appointor is not participating), but no alternate may be counted as more than one director for such purposes.

24.7 Except for such part of the appointor's remuneration as the appointor may direct by notice in writing to the company be paid to the alternate director, an alternate director is not entitled to receive any remuneration from the company for serving as an alternate director.

24.8 The appointment of an alternate director terminates -

(a) when the appointor revokes the appointment under Article 24.2;

(b) where, in relation to the alternate, any event occurs which, if it occurred in relation to the appointor, would result in the termination of the appointor's appointment as a director;

(c) on the death of the appointor; or

(d) when the appointor's appointment as a director terminates.

25 SECRETARY

25.1 The directors may determine from time to time whether a person shall hold the office of company secretary and at any time when the company is without a secretary anything required or authorised to be done by or to the secretary may be done by or to a director (or by a person authorised generally or specifically in that behalf by the directors); the appointment of a person, or persons jointly, to office as secretary shall be decided by the directors who may remove any person or persons appointed to that office and may appoint a person or persons to act in the place of any secretary removed from office or may appoint a person or persons to act jointly with any person holding office as secretary.

PART 3
SHARES AND DISTRIBUTIONS

SHARES

26 POWERS TO ISSUE DIFFERENT CLASSES OF SHARE

26.1 Subject to the Articles, but without prejudice to the rights attached to any existing share, the company may issue shares with such rights or restrictions as may be determined by ordinary resolution.

26.2 The company may issue shares which are to be redeemed, or are liable to be redeemed at the option of the company or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares.

26.3 At any time when the company has a single class of shares, the directors may exercise any power of the company to allot shares of that class or to grant rights to subscribe for or to convert any security into shares of that class, subject to the provisions of Article 26.4 and Article 27.

26.4 Where any person holds shares carrying a majority of the voting rights in the company, the directors must not exercise any power to allot shares or to grant rights to subscribe for, or to convert any security into, any shares in the company unless such person has given its consent to such allotment, grant or conversion by notice in writing to the company.

27 PRE-EMPTION RIGHTS

27.1 Sections 561 and 562 of the Companies Act 2006 will not apply to an allotment of equity securities (as defined in section 560(1) of the Companies Act 2006) made by the company.

27.2 Unless otherwise agreed by special resolution, the company must not allot any equity securities unless the company has first offered them to each person holding equity securities of that class on the date of the offer on the same or more favourable terms, and at the same price, as those equity securities are being offered to other persons on a pari passu and pro rata basis to the number of shares held by those holders (as nearly as possible without involving fractions). The offer to each such person -

(a) must be in writing;

(b) must be open for acceptance for a period of at least 14 days beginning the date on which the offer is sent;

(c) must give details of the number and subscription price of the relevant equity securities offered to him; and

(d) may stipulate that any shareholder who wishes to subscribe for a number of equity securities in excess of the proportion which he is offered shall, in his acceptance, state the number of excess equity securities (**'Excess Securities'**) for which he wishes to subscribe.

27.3 Any equity securities not accepted by shareholders pursuant to the offer made to them in accordance with Article 27.2 shall be used for satisfying any requests for Excess Securities made pursuant to Article 27.2. If there are insufficient Excess Securities to satisfy such requests, the Excess Securities will be allotted to the applicants pro rata to the number of shares held by the applicants immediately before the offer was made to shareholders in accordance with Article 27.2 (as nearly as possible without involving fractions or increasing the number of Excess Securities allotted to any shareholder beyond that applied for by him). After that allotment, any Excess Securities remaining shall be offered to any other person as the directors may determine, at the same price and on the same terms as the offer to the shareholders.

28 COMPANY NOT BOUND BY LESS THAN ABSOLUTE INTERESTS

28.1 Except as required by law, no person is to be recognised by the company as holding any share upon any trust, and except as otherwise required by law or the Articles, the company is not in any way to be bound by or recognise any interest in a share other than the holder's absolute ownership of it and all the rights attaching to it.

29 SHARE CERTIFICATES

29.1 The company must issue each shareholder, free of charge, with one or more certificates in respect of the shares which that shareholder holds.

29.2 Every certificate must specify -

(a) in respect of how many shares, of what class, it is issued;

(b) the nominal value of those shares;

(c) that the shares are fully paid, or where the shares are not fully paid, the amount or respective amounts paid up on the shares to which it relates; and

(d) any distinguishing numbers assigned to them.

29.3 No certificate may be issued in respect of shares of more than one class.

29.4 If more than one person holds a share, only one certificate may be issued in respect of it.

29.5 Certificates must -

(a) have affixed to them the company's common seal; or

(b) be otherwise executed in accordance with the Companies Acts.

30 REPLACEMENT SHARE CERTIFICATES

30.1 If a certificate issued in respect of a shareholder's shares is -

(a) damaged or defaced; or

(b) said to be lost, stolen or destroyed,

that shareholder is entitled to be issued with a replacement certificate in respect of the same shares.

30.2 A shareholder exercising the right to be issued with such a replacement certificate -

(a) may at the same time exercise the right to be issued with a single certificate or separate certificates;

(b) must return the certificate which is to be replaced to the company if it is damaged or defaced; and

(c) must comply with such conditions as to evidence, indemnity and the payment of a reasonable fee as the directors decide.

31 SHARE TRANSFERS

31.1 Shares may be transferred by means of an instrument of transfer in any usual form or any other form approved by the directors, which is executed by or on behalf of the transferor and, if any of the shares is not fully paid, the transferee.

31.2 No fee may be charged for registering any instrument of transfer or other document relating to or affecting the title to any share.

31.3 The company may retain any instrument of transfer which is registered.

31.4 The transferor remains the holder of a share until the transferee's name is entered in the register of members as holder of it.

31.5 The directors may refuse to register the transfer of a share, and if they do so, the instrument of transfer must be returned to the transferee as soon as practicable and, in any case, within two months of it being lodged, together with the notice of refusal giving reasons for the refusal.

31.6 The directors will not be required to return the instrument of transfer if they suspect that it may be fraudulent.

32 TRANSMISSION OF SHARES

32.1 If title to a share passes to a transmittee, the company may only recognise the transmittee as having any title to that share.

32.2 A transmittee who produces such evidence of entitlement to shares as the directors may properly require -

(a) may, subject to the Articles, choose either to become the holder of those shares or to have them transferred to another person; and

(b) subject to the Articles, and pending any transfer of the shares to another person, has the same rights as the holder had;

provided that the transmittees do not have the right to attend or vote at a general meeting, or agree to a proposed written resolution, in respect of shares to which they are entitled, by reason of the holder's death or bankruptcy or otherwise, unless they become the holders of those shares.

33 EXERCISE OF TRANSMITTEES' RIGHTS

33.1 Transmittees who wish to become the holders of shares to which they have become entitled must notify the company in writing of that wish.

33.2 If the transmittee wishes to have a share transferred to another person, the transmittee must execute an instrument of transfer in respect of it.

33.3 Any transfer made or executed under this Article is to be treated as if it were made or executed by the person from whom the transmittee has derived rights in respect of the share, and as if the event which gave rise to the transmission had not occurred.

34 TRANSMITTEES BOUND BY PRIOR NOTICES

34.1 If a notice is given to a shareholder in respect of shares and a transmittee is entitled to those shares, the transmittee is bound by the notice if it was given to the shareholder before the transmittee's name, or the name of any person named as transferee of the shares in an instrument of transfer executed under Article 33.2, has been entered in the register of members.

PARTLY PAID SHARES

35 COMPANY'S LIEN OVER PARTLY PAID SHARES

35.1 The company has lien (the **'company's lien'**) over every share which is partly paid for any part of -

(a) that share's nominal value; and

(b) any premium at which it was issued;

which has not been paid to the company, and which is payable immediately or at some time in the future, whether or not a call notice has been sent in respect of it.

35.2 The company's lien over a share -

(a) takes priority over any third party's interest in that share; and

(b) extends to any dividend or other money payable by the company in respect of that share and (if the lien is enforced and the share is sold by the company) the proceeds of sale of that share.

35.3 The directors may at any time decide that a share which is or would otherwise be subject to the company's lien shall not be subject to it, either wholly or in part.

36 ENFORCEMENT OF THE COMPANY'S LIEN

36.1 Subject to the provisions of this Article 36, if -

(a) a lien enforcement notice has been given in respect of a share; and

(b) the person to whom the notice was given has failed to comply with it;

the company may sell that share in such manner as the directors decide.

36.2 A lien enforcement notice -

(a) may only be given in respect of a share which is subject to the company's lien, in respect of which a sum is payable and the due date for payment of that sum has passed;

(b) must specify the share concerned;

(c) must require payment of the sum payable within 14 days of the notice;

(d) must be addressed either to the holder of the share or to a transmittee of that holder; and

(e) must state the company's intention to sell the share if the notice is not complied with.

36.3 Where shares are sold under this Article -

(a) the directors may authorise any person to execute an instrument of transfer of the shares to the purchaser or a person nominated by the purchaser; and

(b) the transferee is not bound to see to the application of the consideration, and the transferee's title is not affected by any irregularity in or invalidity of the process leading to the sale.

36.4 The net proceeds of any such sale (after payment of the costs of sale and any other costs of enforcing the lien) must be applied -

(a) first, in payment of so much of the sum for which the lien exists as was payable at the date of the lien enforcement notice;

(b) secondly, in payment of any balance to the person entitled to the shares at the date of the sale, but only after the certificate for the shares sold has been surrendered to the company for cancellation or an indemnity in a form reasonably satisfactory to the directors has been given for any lost certificate.

Application of funds under this Article 36.4 shall be subject to the imposition of a lien equivalent to the company's lien on all shares registered in the name of the person entitled to the shares at the date of the sale, (either alone or as one of several joint holders) after the date of the lien enforcement notice in respect of all monies due in respect of those shares after the date of the lien enforcement notice.

36.5 A statutory declaration by a director or the company secretary (if any) that the declarant is a director or the company secretary and that a share has been sold to satisfy the company's lien on a specified date -

(a) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(b) subject to compliance with any other formalities of transfer required by the Articles or by law, constitutes a good title to the share.

37 CALL NOTICES

37.1 Subject to the Articles and the terms on which shares are allotted, the directors may send a notice (a **'call notice'**) to a member requiring the member to pay the company a specified sum of money (a **'call'**) which is payable in respect of shares which that member holds; at the date when the directors decide to send the call notice.

37.2 A call notice -

(a) may not require a member to pay a call which exceeds the total sum unpaid on that member's shares (whether as to the share's nominal value or any amount payable to the company by way of premium);

(b) must state when and how any call to which it relates it is to be paid; and

(c) may permit or require the call to be paid by instalments.

37.3 A member must comply with the requirements of a call notice, but no member is obliged to pay any call before 14 clear days (that is, excluding the date on which the notice was sent and the date on which that 14 days period expires) have passed since the notice was sent.

37.4 Before the company has received any call due under a call notice the directors may -

(a) revoke it wholly or in part; or

(b) specify a later time for payment than is specified in the notice,

by a further notice in writing to the member in respect of whose shares the call is made.

38 LIABILITY TO PAY CALLS

38.1 Liability to pay a call is not extinguished or transferred by transferring the shares in respect of which it is required to be paid. Once a call notice is issued, the person to whom it was issued will remain liable in respect of that call.

38.2 Joint holders of a share are jointly and severally liable to pay all calls in respect of that share.

38.3 Subject to the terms on which shares are allotted, the directors may, when issuing shares, provide that call notices sent to the holders of those shares may require them -

(a) to pay calls which are not the same; or

(b) to pay calls at different times.

39 WHEN CALL NOTICE NEED NOT BE ISSUED

39.1 A call notice need not be issued in respect of sums which are specified, in the terms on which a share is issued, as being payable to the company in respect of that share -

(a) on allotment;

(b) on the occurrence of a particular event; or

(c) on a date fixed by or in accordance with the terms of issue.

39.2 But if the due date for payment of such a sum has passed and it has not been paid, the holder of the share concerned is treated in all respects as having failed to comply with a call notice in respect of that sum, and is liable to the same consequences as regards the payment of interest and forfeiture.

40 FAILURE TO COMPLY WITH CALL NOTICE: AUTOMATIC CONSEQUENCES

40.1 If a person is liable to pay a call and fails to do so by the call payment date -

(a) the directors may issue a notice of intended forfeiture to that person; and

(b) until the call is paid, that person must pay the company -

(i) interest on that part of the call not paid from the call payment date at the relevant rate; and

(ii) all expenses that have been incurred by the company by reason of non-payment.

40.2 For the purposes of this Article -

(a) the **'call payment date'** is the time when the call notice states that a call is payable, unless the directors subsequently give a notice specifying a later date, in which case the **'call payment date'** is that later date;

(b) the **'relevant rate'** is -

(i) the rate fixed by the terms on which the share in respect of which the call is due was allotted;

(ii) such other rate as was fixed in the call notice which required payment of the call, or has otherwise been determined by the directors; or

(iii) if no rate is fixed in either of these ways, five per cent per annum.

40.3 The relevant rate must not exceed by more than five percentage points the base lending rate most recently set by the Monetary Policy Committee of the Bank of England in connection with its responsibilities under Part 2 of the Bank of England Act 1998.

40.4 The directors may waive any obligation to pay interest on a call wholly or in part.

41 **NOTICE OF INTENDED FORFEITURE**

41.1 A notice of intended forfeiture -

(a) may be sent in respect of any share in respect of which a call has not been paid as required by a call notice;

(b) must be sent to the holder of that share or to a transmittee of that holder;

(c) must require payment of the call and any accrued interest and expenses by a date which is not less than 14 clear days' (that is, excluding the date on which the notice was sent and the date on which that 14 day period expires) after the date of the notice;

(d) must state how the payment is to be made; and

(e) must state that if the notice is not complied with, the shares in respect of which the call is payable will be liable to be forfeited.

42 **DIRECTORS' POWER TO FORFEIT SHARES**

42.1 If a notice of intended forfeiture is not complied with before the date by which payment of the call is required in the notice of intended forfeiture, the directors may decide that any share in respect of which it was given is forfeited, and the forfeiture is to include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

43 **EFFECT OF FORFEITURE**

43.1 Subject to the Articles, the forfeiture of a share extinguishes -

(a) all interests in that share, and all claims and demands against the company in respect of it; and

(b) all other rights and liabilities incidental to the share as between the person whose share it was prior to the forfeiture and the company.

43.2 Any share which is forfeited in accordance with the Articles -

(a) is deemed to have been forfeited when the directors decide that it is forfeited;

(b) is deemed to be the property of the company; and

(c) may be sold, re-allotted or otherwise disposed of as the directors think fit.

43.3 If a person's shares have been forfeited -

(a) the company must send that person notice that forfeiture has occurred and record it in the register of members;

(b) that person ceases to be a member in respect of those shares;

(c) that person must surrender the certificate for the shares forfeited to the company for cancellation;

(d) that person remains liable to the company for all sums payable by that person under the Articles at the date of forfeiture in respect of those shares, including any interest (whether accrued before or after the date of forfeiture); and

(e) the directors may waive payment of such sums wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

43.4 At any time before the company disposes of a forfeited share, the directors may decide to cancel the forfeiture on payment of all calls and interest due in respect of it and on such other terms as they think fit.

44 PROCEDURE FOLLOWING FORFEITURE

44.1 If a forfeited share is to be disposed of by being transferred, the company may receive the consideration for the transfer and the directors may authorise any person to execute the instrument of transfer.

44.2 A statutory declaration by a director or the company secretary (if any) that the declarant is a director or the company secretary and that a share has been forfeited on a specified date -

(a) is conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share; and

(b) subject to compliance with any other formalities of transfer required by the Articles or by law, constitutes a good title to the share.

44.3 A person to whom a forfeited share is transferred is not bound to see to the application of the consideration (if any) nor is that person's title to the share affected by any irregularity in or invalidity of the process leading to the forfeiture or transfer of the share.

44.4 If the company sells a forfeited share, the person who held it prior to its forfeiture is entitled to receive from the company the proceeds of such sale, net of any commission and any expenses and interest on late payment payable under Article 42, and excluding any amount which -

(a) was, or would have become, payable in respect of that share at the time of the relevant call notice; and

(b) had not, when that share was forfeited, been paid by that person in respect of that share;

but no interest is payable to such a person in respect of such proceeds and the company is not required to account for any money earned on them.

45 SURRENDER OF SHARES

45.1 A member may surrender any share -

(a) in respect of which the directors may issue a notice of intended forfeiture;

(b) which the directors may forfeit; or

(c) which has been forfeited.

45.2 The directors may accept the surrender of any such share.

45.3 The effect of surrender on a share is the same as the effect of forfeiture on that share.

45.4 A share which has been surrendered may be dealt with in the same way as a share which has been forfeited.

DIVIDENDS AND OTHER DISTRIBUTIONS

46 PROCEDURE FOR DECLARING DIVIDENDS

46.1 The company may by ordinary resolution declare dividends, and the directors may decide to pay interim dividends.

46.2 A dividend must not be declared unless the directors have made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the directors.

46.3 No dividend may be declared or paid unless it is in accordance with shareholders' respective rights.

46.4 Unless the shareholders' resolution to declare or directors' decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

46.5 If the company's share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear.

46.6 The directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment.

46.7 If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights.

47 PAYMENT OF DIVIDENDS AND OTHER DISTRIBUTIONS

47.1 Where a dividend or other sum which is a distribution is payable in respect of a share, it must be paid by one or more of the following means -

(a) transfer to a bank or building society account specified by the distribution recipient either in writing or as the directors may otherwise decide;

(b) sending a cheque made payable to the distribution recipient by post to the distribution recipient at the distribution recipient's registered address (if the distribution recipient is a holder of the share), or (in any other case) to an address specified by the distribution recipient either in writing or as the directors may otherwise decide;

(c) sending a cheque made payable to such person by post to such person at such address as the distribution recipient has specified either in writing or as the directors may otherwise decide; or

(d) any other means of payment as the directors agree with the distribution recipient either in writing or as the directors may otherwise decide.

47.2 In the Articles, the **'distribution recipient'** means, in respect of a share in respect of which a dividend or other sum is payable -

(a) the holder of the share; or

(b) if the share has two or more joint holders, whichever of them is named first in the register of members; or

(c) if the holder is no longer entitled to the share by reason of death or bankruptcy, or otherwise by operation of law, the transmittee; or

(d) such other person or persons as the holder (or in the case of joint holders, all of them), may direct.

48 DEDUCTIONS FROM DISTRIBUTIONS IN RESPECT OF SUMS OWED TO THE COMPANY

48.1 If -

(a) a share is subject to the company's lien; and

(b) the directors are entitled to issue a lien enforcement notice in respect of it

they may, instead of issuing a lien enforcement notice, deduct from any dividend or other sum payable in respect of the share any sum of money which is payable to the company in respect of that share to the extent that they are entitled to require payment under a lien enforcement notice.

48.2 Money so deducted must be used to pay any of the sums payable in respect of that share.

48.3 The company must notify the distribution recipient in writing of -

(a) the fact and amount of any such deduction;

(b) any non-payment of a dividend or other sum payable in respect of a share resulting from any such deduction; and

(c) how the money deducted has been applied.

49 NO INTEREST ON DISTRIBUTIONS

49.1 The company may not pay interest on any dividend or other sum payable in respect of a share unless otherwise provided by -

(a) the terms on which the share was issued; or

(b) the provisions of another agreement between the holder of that share and the company.

50 UNCLAIMED DISTRIBUTIONS

50.1 All dividends or other sums which are -

(a) payable in respect of shares; and

(b) unclaimed after having been declared or become payable,

may be invested or otherwise made use of by the directors for the benefit of the company until claimed.

50.2 The payment of any such dividend or other sum into a separate account does not make the company a trustee in respect of it.

50.3 If -

(a) twelve years have passed from the date on which a dividend or other sum became due for payment; and

(b) the distribution recipient has not claimed it,

the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the company.

51 NON-CASH DISTRIBUTIONS

51.1 Subject to the terms of issue of the share in question, the company may, by ordinary resolution on the recommendation of the directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

51.2 For the purposes of paying a non-cash distribution, the directors may make whatever arrangements they think fit, including, where any difficulty arises regarding the distribution -

(a) fixing the value of any assets;

(b) paying cash to any distribution recipient on the basis of that value in order to adjust the rights of recipients; and

(c) vesting any assets in trustees.

52 WAIVER OF DISTRIBUTIONS

52.1 Distribution recipients may waive their entitlement to a dividend or other distribution payable in respect of a share by giving the company notice in writing to that effect, but if -

(a) the share has more than one holder; or

(b) more than one person is entitled to the share, whether by reason of the death or bankruptcy of one or more joint holders, or otherwise,

the notice is not effective unless it is expressed to be given, and signed, by all the holders or persons otherwise entitled to the share.

CAPITALISATION OF PROFITS

53 AUTHORITY TO CAPITALISE AND APPROPRIATION OF CAPITALISED SUMS

53.1 Subject to the Articles, the directors may, if they are so authorised by an ordinary resolution –

(a) decide to capitalise any profits of the company (whether or not they are available for distribution) which are not required for paying a preferential dividend, or any sum standing to the credit of the company's share premium account or capital redemption reserve; and

(b) appropriate any sum which they so decide to capitalise (a **'capitalised sum'**) to the persons who would have been entitled to it if it were distributed by way of dividend (the **'persons entitled'**) and in the same proportions.

53.2 Capitalised sums must be applied -

(a) on behalf of the persons entitled; and

(b) in the same proportions as a dividend would have been distributed to them.

53.3 Any capitalised sum may be applied in paying up new shares of a nominal amount equal to the capitalised sum, which are then allotted credited as fully paid to the persons entitled or as they may direct.

53.4 A capitalised sum which was appropriated from profits available for distribution may be applied -

(a) in or towards paying up any amounts unpaid on existing shares held by the persons entitled; or

(b) in paying up new debentures of the company which are then allotted credited as fully paid to the persons entitled or as they may direct.

53.5 Subject to the Articles the directors may -

(a) apply capitalised sums in accordance with Articles 53.3 and 53.4 partly in one way and partly in another;

(b) make such arrangements as they think fit to deal with shares or debentures becoming distributable in fractions under this Article (including the issuing of fractional certificates or the making of cash payments); and

(c) authorise any person to enter into an agreement with the company on behalf of all the persons entitled which is binding on them in respect of the allotment of shares and debentures to them under this Article.

PART 4
DECISION-MAKING BY SHAREHOLDERS

ORGANISATION OF GENERAL MEETINGS

54 ATTENDANCE AND SPEAKING AT GENERAL MEETINGS

54.1 A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

54.2 A person is able to exercise the right to vote at a general meeting when -

(a) that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(b) that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

54.3 The directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

54.4 In determining attendance at a general meeting, it is immaterial whether any two or more members attending it are in the same place as each other.

54.5 Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

55 QUORUM FOR GENERAL MEETINGS

55.1 No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum.

56 CHAIRING GENERAL MEETINGS

56.1 If the directors have appointed a chairman, the chairman shall chair general meetings if present and willing to do so.

56.2 If the directors have not appointed a chairman, or if the chairman is unwilling to chair the meeting or is not present within ten minutes of the time at which a meeting was due to start -

(a) the directors present; or

(b) (if no directors are present), the meeting,

must appoint a director or shareholder to chair the meeting, and the appointment of the chairman of the meeting must be the first business of the meeting.

56.3 The person chairing a meeting in accordance with this Article is referred to as the **'chairman of the meeting'**.

57 ATTENDANCE AND SPEAKING BY DIRECTORS AND NON-SHAREHOLDERS

57.1 Directors may attend and speak at general meetings, whether or not they are shareholders.

57.2 The chairman of the meeting may permit other persons who are not -

(a) shareholders of the company; or

(b) otherwise entitled to exercise the rights of shareholders in relation to general meetings,

to attend and speak at a general meeting.

58 ADJOURNMENT

58.1 If the persons attending a general meeting within half an hour of the time at which the meeting was due to start do not constitute a quorum, or if during a meeting a quorum ceases to be present, the chairman of the meeting must adjourn it.

58.2 The chairman of the meeting may adjourn a general meeting at which a quorum is present if -

(a) the meeting consents to an adjournment; or

(b) it appears to the chairman of the meeting that an adjournment is necessary to protect the safety of any person attending the meeting or ensure that the business of the meeting is conducted in an orderly manner.

58.3 The chairman of the meeting must adjourn a general meeting if directed to do so by the meeting.

58.4 When adjourning a general meeting, the chairman of the meeting must -

(a) either specify the time and place to which it is adjourned or state that it is to continue at a time and place to be fixed by the directors; and

(b) have regard to any directions as to the time and place of any adjournment which have been given by the meeting.

58.5 If the continuation of an adjourned meeting is to take place more than 14 days after it was adjourned, the company must give at least seven clear days' notice of it (that is, excluding the day of the adjourned meeting and the day on which the notice is given) -

(a) to the same persons to whom notice of the company's general meetings is required to be given; and

(b) containing the same information which such notice is required to contain.

58.6 No business may be transacted at an adjourned general meeting which could not properly have been transacted at the meeting if the adjournment had not taken place.

VOTING AT GENERAL MEETINGS

59 VOTING: GENERAL

59.1 A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is duly demanded in accordance with the Articles.

59.2 No voting rights attached to a share may be exercised at any general meeting, at any adjournment of it, or on any poll called at or in relation to it, unless all amounts presently payable to the company in respect of that share have been paid.

60 ERRORS AND DISPUTES

60.1 No objection may be raised to the qualification of any person voting at a general meeting except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting is valid.

60.2 Any such objection must be referred to the chairman of the meeting, whose decision is final.

61 POLL VOTES

61.1 A poll on a resolution may be demanded -

(a) in advance of the general meeting where it is to be put to the vote; or

(b) at a general meeting, either before a show of hands on that resolution or immediately after the result of a show of hands on that resolution is declared.

61.2 A poll may be demanded by -

(a) the chairman of the meeting;

(b) the directors;

(c) two or more persons having the right to vote on the resolution; or

(d) any member present in person or by proxy or by means of a duly authorised representative who is entitled to vote on the relevant resolution.

61.3 A demand for a poll may be withdrawn if -

(a) the poll has not yet been taken; and

(b) the chairman of the meeting consents to the withdrawal,

and a demand so withdrawn will not invalidate the results of a show of hands declared before the demand was made.

61.4 Polls must be taken immediately and in such manner as the chairman of the meeting directs.

62 CONTENT OF PROXY NOTICES

62.1 Proxies may only validly be appointed by a notice in writing (a '**proxy notice**') which -

(a) states the name and address of the shareholder appointing the proxy;

(b) identifies the person appointed to be that shareholder's proxy and the general meeting in relation to which that person is appointed;

(c) is signed by or on behalf of the shareholder appointing the proxy, or is authenticated in such manner as the directors may determine; and

(d) is delivered to the company in accordance with the Articles and any instructions contained in the notice of the general meeting to which they relate.

62.2 Subject to any instructions in the notice of general meeting to which the proxy notice relates, such proxy notice (and any authentication required by the directors) must be received at the address specified by the company in the notice of meeting or in the proxy notice not less than 48 hours before the time for holding the meeting (or adjourned meeting) at which the proxy appointed by the proxy notice is to vote; and any proxy notice received at that address less than 48 hours before the time for holding the meeting (or adjourned meeting) shall not be valid (unless accepted as valid under Article 62.3). In calculating the periods mentioned in this Article and subject to anything to the contrary in such notice of general meeting, there shall be taken into account any part of a day that is not a working day.

62.3 A proxy notice which does not comply with the provisions of Article 62.1 or 62.2 may, in their discretion, be accepted as valid by the directors at any time before the meeting to which it relates.

62.4 The company may require proxy notices to be delivered in a particular form, and may specify different forms for different purposes.

62.5 Proxy notices may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions.

62.6 Unless a proxy notice indicates otherwise, it must be treated as -

(a) allowing the person appointed under it as a proxy discretion as to how to vote on any ancillary or procedural resolutions put to the meeting; and

(b) appointing that person as a proxy in relation to any adjournment of the general meeting to which it relates as well as the meeting itself.

63 DELIVERY OF PROXY NOTICES

63.1 A person who is entitled to attend, speak or vote (either on a show of hands or on a poll) at a general meeting remains so entitled in respect of that meeting or any adjournment of it, even though a valid proxy notice has been delivered to the company by or on behalf of that person.

63.2 An appointment under a proxy notice may be revoked by delivering to the company a notice in writing given by or on behalf of the person by whom or on whose behalf the proxy notice was given.

63.3 A notice revoking a proxy appointment only takes effect if it is delivered before the start of the meeting or adjourned meeting to which it relates.

63.4 If a proxy notice is not executed by the person appointing the proxy, it must be accompanied by written evidence of the authority of the person who executed it to execute it on the appointor's behalf.

64 AMENDMENTS TO RESOLUTIONS

64.1 An ordinary resolution to be proposed at a general meeting may be amended by ordinary resolution if -

(a) notice of the proposed amendment is given to the company in writing by a person entitled to vote at the general meeting at which it is to be proposed not less than 48 hours before the meeting is to take place (or such later time as the chairman of the meeting may determine); and

(b) the proposed amendment does not, in the reasonable opinion of the chairman of the meeting, materially alter the scope of the resolution.

64.2 A special resolution to be proposed at a general meeting may be amended by ordinary resolution, if -

(a) the chairman of the meeting proposes the amendment at the general meeting at which the resolution is to be proposed; and

(b) the amendment does not go beyond what is necessary to correct a grammatical or other non-substantive error in the resolution.

64.3 If the chairman of the meeting, acting in good faith, wrongly decides that an amendment to a resolution is out of order, the chairman's error does not invalidate the vote on that resolution.

PART 5
ADMINISTRATIVE ARRANGEMENTS

65 MEANS OF COMMUNICATION TO BE USED

65.1 Subject to the Articles, anything sent or supplied by or to the company under the Articles may be sent or supplied in any way in which the Companies Act 2006 provides for documents or information which are authorised or required by any provision of that Act to be sent or supplied by or to the company.

65.2 Subject to the Articles, any notice or document to be sent or supplied to a director in connection with the taking of decisions by directors may also be sent or supplied by the means by which that director has asked to be sent or supplied with such notices or documents for the time being.

65.3 A director may agree with the company that notices or documents sent to that director in a particular way are to be deemed to have been received within a specified time of their being sent, and for the specified time to be less than 48 hours.

65.4 The company may send or supply documents or information to shareholders by making them available on a website, subject to compliance in each case with the company's notification obligations under paragraph 13 of Schedule 5 of the Companies Act 2006.

65.5 Any notice, document or other information will be deemed served on or delivered to the intended recipient -

(a) if properly addressed and sent by prepaid United Kingdom first class post to an address in the United Kingdom, 48 hours after it was posted;

(b) if addressed either -

(i) to an address outside the United Kingdom; or

(ii) from outside the United Kingdom to an address within the United Kingdom;

five business days after posting, provided (in each case) it was sent by reputable international overnight courier addressed to the intended recipient, delivery in at least five working days was guaranteed at the time of sending and the sending party receives a confirmation of delivery from the courier service provider;

(c) if properly addressed and delivered by hand, when it was given or left at the appropriate address;

(d) if properly addressed and sent or supplied by electronic means, 48 hours after the document or information was sent or supplied; and

(e) if sent or supplied by means of a website, when the material is first made available on the website or (if later) when the recipient receives (or is deemed to have received) notice of the fact that the material is available on the website.

65.6 For the purposes of this Article, no account shall be taken of any part of a day that is not a working day.

65.7 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

66 COMPANY SEALS

66.1 Any common seal may only be used by the authority of the directors.

66.2 The directors may decide by what means and in what form any common seal is to be used.

66.3 Unless otherwise decided by the directors, if the company has a common seal and it is affixed to a document, the document must also be signed by at least one authorised person in the presence of a witness who attests the signature.

66.4 For the purposes of this Article, an authorised person is -

(a) any director of the company;

(b) the company secretary (if any); or

(c) any person authorised by the directors for the purpose of signing documents to which the common seal is applied.

67 NO RIGHT TO INSPECT ACCOUNTS AND OTHER RECORDS

67.1 Except as provided by law or authorised by the directors or an ordinary resolution of the company, no person is entitled to inspect any of the company's accounting or other records or documents merely by virtue of being a shareholder.

68 PROVISION FOR EMPLOYEES ON CESSATION OF BUSINESS

68.1 The directors may decide to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

DIRECTORS' INDEMNITY AND INSURANCE

69 INDEMNITY

69.1 Subject to Article 69.2, a relevant director or relevant secretary of the company or an associated company may be indemnified out of the company's assets against -

(a) any liability incurred by that director or secretary in connection with any negligence, default, breach of duty or breach of trust in relation to the company or an associated company;

(b) any liability incurred by that director or secretary in connection with the activities of the company or an associated company in its capacity as a trustee of an occupational pension scheme (as defined in section 235(6) of the Companies Act 2006);

(c) any other liability incurred by that director or secretary as an officer of the company or an associated company.

69.2 This Article does not authorise any indemnity which would be prohibited or rendered void by any provision of the Companies Acts or by any other provision of law.

69.3 In this Article -

(a) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate;

(b) a **'relevant director'** means any director or former director of the company or an associated company; and

(c) a **'relevant secretary'** means any company secretary or former company secretary of the company or an associated company.

70 INSURANCE

70.1 The directors may decide to purchase and maintain insurance, at the expense of the company, for the benefit of any relevant director or relevant secretary in respect of any relevant loss.

70.2 In this Article -

(a) a **'relevant director'** means any director or former director of the company or an associated company;

(b) a **'relevant secretary'** means any company secretary or former company secretary of the company or an associated company;

(c) a **'relevant loss'** means any loss or liability which has been or may be incurred by a relevant director or a relevant secretary in connection with that director's or secretary's duties or powers in relation to the company, any associated company or any pension fund or employees' share scheme of the company or associated company; and

(d) companies are associated if one is a subsidiary of the other or both are subsidiaries of the same body corporate.